(Excerpt Translation)


                                                              September 20, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2005 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise                            (0 shares)
    of warrants to subscribe for shares)

    (out of which, as a result of exercise                            (0 shares)
    of stock acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of                3,609,997,492 shares
    the Current Month


2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted                   JPY 600,000,000
    to the outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally                           JPY 0
    allotted to the warrants exercised during the Current Month

    Aggregate face value of the bonds as allotted                        JPY 0*
    to the outstanding warrants at the end of the Current Month

* No warrants were exercised and the exercise period of all the warrants expired before the end of August 2005 and all relevant bonds have been redeemed.

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[Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares]

(1)  Number of shares

     Total number of shares delivered during                            0 shares
     the Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                      (0 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month                     JPY 0

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred from          (JPY 0)
     treasury shares)


3.   Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during                       56,900 shares
     the Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                 (56,900 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the                         JPY 168,310,200
     Current Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                 (JPY 168,310,200)
     transferred from treasury shares)

4.   Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during                      282,600 shares
     the Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                (282,600 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the                         JPY 880,581,600
     Current Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                 (JPY 880,581,600)
     transferred from treasury shares)